Mail Stop 3010

March 11, 2010

Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

      Re: **Medical Properties Trust, Inc.**
             Form 10-K for fiscal year ended December 31, 2008
             Filed March 13, 2009
             Schedule 14A
             Filed April 21, 2009
             File No. 1-32559

Dear Mr. Hamner:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief